UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, September 12, 2017

In August 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

In August 2017, Avianca Holdings and its subsidiaries carried 2,680,551 passengers, a 4.0%

increase over the same period in 2016

In August, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,680,551 passengers, an increase of 4.0% compared to August 2016. Capacity, measured in ASKs (available seat kilometers), increased 6.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 7.7%. The load factor for the month was 84.4%, an increase of 105 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In August, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,560,845 travelers, up 1.8% compared to August 2016. Capacity (ASKs) decreased 2.3% while passenger traffic (RPKs) increased 1.9%. The load factor for the month was 85.5%, an increase of 352 bps compared to the same period of 2016.

International markets

In August, the affiliated airlines of Avianca Holdings transported 1,119,706 passengers on international routes, up 7.2% compared to August 2016. Capacity (ASKs) increased 8.6%, while passenger traffic (RPKs) increased 9.2%. The load factor for the month was 84.2%, an increase of 44 bps when compared to the same period of 2016.

Operational Statistics	Aug-17	Aug-16	Δ YOY	YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,681	2,579	4.0%	20,654	19,395	6.5%
ASK (mm)[2]	4,310	4,052	6.4%	33,466	31,203	7.3%
RPK (mm)[3]	3,639	3,379	7.7%	27,705	24,941	11.1%
Load Factor[4]	84.4%	83.4%	1.1pp	82.8%	79.9%	2.9pp
Domestic Market
PAX (K)[1]	1,561	1,534	1.8%	12,040	11,669	3.2%
ASK (mm)[2]	816	835	-2.3%	6,523	6,633	-1.7%
RPK (mm)[3]	697	684	1.9%	5,344	5,198	2.8%
Load Factor[4]	85.5%	81.9%	3.5pp	81.9%	78.4%	3.6pp
International Market
PAX (K)[1]	1,120	1,045	7.2%	8,614	7,726	11.5%
ASK (mm)[2]	3,494	3,217	8.6%	26,943	24,570	9.7%
RPK(mm)[3]	2,942	2,695	9.2%	22,361	19,742	13.3%
Load Factor[4]	84.2%	83.8%	0.4pp	83.0%	80.4%	2.6pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. , incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel